

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 1, 2017

Jeffrey B. Shealy
Chief Executive Officer
Akoustis Technologies, Inc.
9805 Northcross Center Court, Suite H
Huntersville, NC 28078

> **Re: Akoustis Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 25, 2017**
> **File No. 333-218245**

Dear Mr. Shealy:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 with any questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Michael Hoffman, Esq.